Exhibit 99.7

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No. 333-128128 on Form S-8 and to the use of our reports dated March 23, 2011 relating to the consolidated financial statements of Silver Wheaton Corp. and the effectiveness of Silver Wheaton Corp.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Silver Wheaton Corp. for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
March 30, 2011